Exhibit (g)(1)

Gold Reserve Inc. Rejection of the Rusoro Mining Ltd. Offer to Purchase all of the issued and outstanding Common shares of Gold Reserve Inc.	Expiry: January 21, 2009
PRE-RECORDED MESSAGE TO SHAREHOLDERS

COMPANY RECORDED LIVE ANSWER	Hello, my name is Doug Belanger and I am the President and a shareholder of Gold Reserve. This pre-recorded message is to notify you that the Board of Directors of Gold Reserve unanimously recommends that you reject the offer recently made by Rusoro to purchase your shares of Gold Reserve. The Rusoro Offer does not adequately compensate Gold Reserve Shareholders for the fair value of the world-class Brisas Project or Gold Reserve’s cash assets. A directors’ circular outlining the reasons that the Gold Reserve Board recommends that you reject the offer has recently been mailed to you. If you have any questions or would like a copy of the director’s circular please press “1” and a live agent from Gold Reserve’s information agent, the Laurel Hill Advisory Group, will assist you. Thank you.

COMPANY RECORDED MACHINE MESSAGE	Hello, my name is Doug Belanger and I am the President and a shareholder of Gold Reserve. This pre-recorded message is to notify you that the Board of Directors of Gold Reserve unanimously recommends that you reject the offer recently made by Rusoro to purchase your shares of Gold Reserve. The Rusoro Offer does not adequately compensate Gold Reserve Shareholders for the fair value of the world-class Brisas Project or Gold Reserve’s cash assets. A directors’ circular outlining the reasons to reject the offer has recently been mailed to you. If you have any questions or would like a copy of the directors’ circular please contact Gold Reserve’s information agent, the Laurel Hill Advisory Group at 1-888-295-4655. Thank you.